UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE, SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

or

[   ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Transition Period from _______ to ________

Commission file number 333-137857

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Unit Corporation Employees' Thrift Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Unit Corporation
7130 South Lewis, Suite 1000
Tulsa, Oklahoma 74136

Unit Corporation
Employees' Thrift Plan
Financial Statements and Supplemental Schedules
December 31, 2008 and 2007

Unit Corporation
Employees' Thrift Plan
Index

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	2

Statements of Changes in Net Assets Available for Benefits for the
Years Ended December 31, 2008 and 2007	3

Notes to Financial Statements	4

Supplemental Schedules*

Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the
Year Ended December 31, 2008	11

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) at
December 31, 2008	12

Signature	13

Exhibit Index	14

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for the Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Unit Corporation Employees' Thrift Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Unit Corporation Employees' Thrift Plan (the “Plan”) at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Delinquent Participant Contributions and Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  These supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Tulsa, Oklahoma
June 26, 2009

Unit Corporation
Employees' Thrift Plan
Statements of Net Assets Available for Benefits
December 31, 2008 and 2007

	2008	2007

ASSETS
Investments, at fair value
Common stock of Unit Corporation	$13,563,695	$19,524,587
Mutual funds	22,352,592	30,812,626
Guaranteed investment contract	7,797,567	5,421,852
Participant loans	208,427	2,860
Total investments at fair value	43,922,281	55,761,925

Receivables
Employer contributions	5,092,712	4,418,305
Employee contributions	165,348	147,594
Transfer in related to merger (Note 1)	—	2,091,557
Total receivables	5,258,060	6,657,456
Net assets available for benefits, at fair value	49,180,341	62,419,381

Adjustment from fair value to contract value for
fully benefit-responsive investment contract	410,398	285,360
Net assets available for benefits	$49,590,739	$62,704,741

        The accompanying notes are an integral part of these financial statements.

Unit Corporation
Employees' Thrift Plan
Statements of Changes in Net Assets Available for Benefits
Years Ended December 31, 2008 and 2007

	2008	2007

Investment income (loss)
Interest and dividend income	$1,142,826	$2,052,169
Net appreciation (depreciation) in fair value
of investments	(20,436,096)	367,257
Total investment income (loss)	(19,293,270)	2,419,426

Contributions
Employer	5,092,712	4,418,305
Employee	6,135,034	5,484,421
Rollovers	223,786	213,057
Total contributions	11,451,532	10,115,783
Transfer in related to merger (Note 1)	—	2,091,557

Deductions
Distributions	(5,270,125)	(3,938,821)
Administrative expenses	(2,139)	(127)
Total deductions	(5,272,264)	(3,938,948)
Net increase (decrease) in assets available for benefits	(13,114,002)	10,687,818

Net assets available for benefits
Beginning of the year	62,704,741	52,016,923
End of the year	$49,590,739	$62,704,741

        The accompanying notes are an integral part of these financial statements.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2008 and 2007

1.	Description of Plan

The following description of the Unit Corporation Employees' Thrift Plan (the "Plan") provides only general information.  Participants should refer to the Plan for a more complete description of the Plan's provisions.

General and Eligibility

The Plan is a defined contribution plan covering all eligible employees of Unit Corporation (the “Company”), the Plan sponsor.  Principal Trust Company, an affiliate of Principal Financial Group (collectively “Principal”), serves as trustee for the Plan under a trust agreement dated January 1, 2006.   The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

The Plan allows participation on the first day of any month immediately upon the attainment of age 18 and completion of three months of service.

Contributions

The Plan allows participants to contribute up to 99% of their total monthly compensation (including overtime pay, bonuses and other extraordinary compensation), subject to certain limitations ($15,500 in 2008 and 2007).  Participants who are age 50 and above may also elect to make “catch-up” contributions, limited to $5,000 for 2008 and 2007.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (“Rollovers”).

The Company may contribute to the Plan a specified percentage of participant contributions as determined by the Board of Directors. The Company's contribution may be in the form of cash or shares of the Company's common stock.  For each of 2008 and 2007, the Company's contribution equaled 117% of 6% of a participant’s compensation. The Company’s matching contributions for 2008 and 2007 were made in shares of the Company's common stock valued at $5,092,712 and $4,418,305, respectively. The Company may also contribute an additional amount from its net profits and accumulated net profits as determined from time to time by the Board of Directors.  There were no such contributions in 2008 or 2007.  The allocation of this contribution is also at the discretion of the Board of Directors.

Transfers In

During June 2007, Leonard Hudson Drilling Co., Inc. (LHD) was acquired by Unit Drilling Company, a subsidiary of Unit Corporation.  Beginning in June of 2007, LHD participants were eligible to participate in the Plan while loan balances and plan assets remained in the LHD plan through December 31, 2007.  Effective December 31, 2007, the LHD Employee Savings Trust Plan was merged into the Plan resulting in $1,774,738 in non-loan assets and $316,819 in loans being received by the Plan during January 2008.  These amounts were recorded as a receivable by the Plan of $2,091,557 at December 31, 2007 based on the effective date of the merger.  As of December 31, 2007, $57,681 of the loans were in default status compared to $45,169 in default status at December 31, 2008. The amounts are included in participant loans as they have not been cancelled or deemed as distributions.  The amounts are included in participant loans for both financial statement and Form 5500 purposes.

Participants’ Accounts
Each participant's account is credited with the participant's contributions and an allocation of the Company's contributions, if any, and investment income (loss).

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2008 and 2007

Vesting
Participants are immediately vested in all contributions including employer contributions, plus actual earnings on those contributions.

Payment of Benefits

The normal retirement age under the terms of the Plan is age 62.  Participants may generally elect the form of payment from several options, including a lump sum payment, installment payments over a specified number of years not to exceed the participant's remaining life expectancy, or by transferring to another individual retirement plan, account or contract which is an eligible retirement plan under Section 402(c)(1)(B) of the Internal Revenue Code.

The participant's account balance is retained in the Plan until the participant requests a payment due to termination, death, disability or retirement.  At the Plan administrative committee's discretion and with the terminated participant's consent, payment of such vested benefits may be made at an earlier date.

Withdrawals

Participants may withdraw their salary reduction contributions only on termination of employment, attainment of age 59-1/2 or normal retirement age, or a limited hardship ruling which has been authorized by the Plan administrative committee.  The vested portion of Company contributions may be withdrawn only on termination of employment or attainment of age 59-1/2.

Participant Loans

Except for loans outstanding in plans that are merged into the Plan, the Plan does not provide for loans to participants. Interest rates on loans outstanding at December 31, 2008 ranged from 6.00% to 10.25% with loans maturing at various dates through June of 2012.

Investment Options
During 2008 and 2007, the Plan allowed participant contributions to be invested (at the election of the participants) into one or more of a number of available investment options.

The Unit Corporation common stock fund, consisting solely of Unit Corporation common stock, includes elective contributions from the participants as well as matching Company contributions made in Company common stock.  All Company matching contributions made in shares of Company common stock are initially directed into the Unit Corporation Common Stock Fund. Once the common stock has been allocated to a participant’s account, the participant may sell the common stock and allocate the proceeds to other investment options.

2.	Summary of Significant Accounting Policies

Basis of Presentation
The accompanying financial statements of the Plan are presented on the accrual method of accounting.

Payment of Benefits
Distributions are recorded when paid to participants.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2008 and 2007

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (the “FASB”) issued Financial Accounting Standard No. 157, “Fair Value Measurements” (FAS No. 157). FAS No. 157 establishes a common definition for fair value to be applied to US GAAP guidance requiring use of fair value, establishes a framework for measuring fair value, and expands the disclosure about such fair value measurements. As of January 1, 2008, the Plan applied the provisions of FAS No. 157 for its financial assets and liabilities measured on a recurring basis. For additional disclosures required by FAS No. 157, see Note 9.

Investment Valuation and Income Recognition

Investments in Unit Corporation common stock are stated at current market value as established by quoted market prices on the New York Stock Exchange.  Registered open-ended mutual funds are valued at the net asset value of shares held by the Plan at year end.  Participant loans are valued at outstanding principal balances, plus accrued interest, which approximates fair value.

Effective January 1, 2006, the Plan entered into a benefit-responsive investment contract with Principal.  Principal maintains the contributions in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at the contract value.  However, the Company will be assessed a penalty of 5% of the contract value if it were to discontinue the investment contract without a 12-month notification to Principal.  Under the FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, this investment is presented at fair value in the table of investments held by the Plan representing 5% or more of the Plan's net assets (Note 4) and at fair value with an adjustment to contract value in the Statement of Net Assets Available for Benefits. Contract value is equal to the principal balance plus accrued interest. Fair value is the amount plan sponsors would receive currently if they were to withdraw or transfer funds within the Plan prior to their maturity. This fair value represents contract value times 95% (one minus a 5% withdrawal charge). There are no reserves against the contract value for credit risk of the contract issuer or otherwise.  The crediting interest rates are reset every January 1 and July 1 as determined by Principal, and were 3.15% and 3.50% for interest rate periods January 1, 2008 through June 30, 2008 and July 1, 2008 through December 31, 2008, respectively, compared to an interest rate of 3.25% and 3.10% for interest rate periods January 1, 2007 through June 30, 2007 and July 1, 2007 through December 31, 2007, respectively.  The average yield for 2008 was 3.26% compared to 3.23% in 2007.

The Plan presents in the statements of changes in net assets, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Administrative Expenses
The Company bears the majority of costs of administering the Plan and those expenses are not reflected in the accompanying financial statements.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2008 and 2007

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period.  Actual results could differ from those estimates.

3.	Plan Termination

Although it has expressed no intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participant account balances will be distributed to participants in accordance with the terms of the Plan.

4.	Investments

All investments are held by the Plan trustee on behalf of the Plan under a trust agreement. Investments representing 5% or more of the Plan’s net assets are as follows:

		Fair
	Shares (#)	Value
December 31, 2008
Mutual funds
Principal Global Investors Lifetime 2030 Sel Fund	404,435	$3,284,016
Columbus Circle Investors Large Cap Sel Fund	471,531	2,598,159
Neuberger & Berman Genesis Trust Fund	115,870	3,602,409
PIMCO Total Return Fund	340,047	3,448,073
Guaranteed investment contract - Principal
Fixed Income 401(A)/(K)	566,313	7,797,567	*
Common stock of Unit Corporation	507,623	13,563,695

* Contract value is $8,207,965

December 31, 2007
Mutual funds
Principal Global Investors Lifetime 2030 Sel Fund	412,566	$5,763,550
Columbus Circle Investors LargeCap Sel Fund	429,070	4,204,890
Neuberger & Berman Genesis Trust Fund	108,501	5,346,940
Guaranteed investment contract - Principal
Fixed Income 401(A)/(K)	406,868	5,421,852	**
Common stock of Unit Corporation	422,153	19,524,587

** Contract value is $5,707,212

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2008 and 2007

During 2008 and 2007, the Plan’s investments (including gains or losses on investments purchased and sold as well as held during the year) appreciated (depreciated) in value as follows:

	2008	2007

Mutual funds	$(13,038,531)	$648,210
Investment contract	254,193	174,994
Common stock	(7,651,758)	(455,947)
Net appreciation (depreciation) in fair value of
investments	$(20,436,096)	$367,257

5.	Income Tax Status

A favorable determination of the qualification of the Plan under Section 401 of the Internal Revenue Code and the tax exempt status of the Trust under Section 501 was received from the Internal Revenue Service in August 2001. There have been amendments since the August 2001 determination letter.  However, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the Internal Revenue Code.  Therefore, no provision for income taxes has been included in the Plan’s financial statements.

6.	Risks and Uncertainties

The Plan provides for various investment options in any combination of stock, mutual funds and other investment securities.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will continue to occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

7.	Related Party Transactions

Certain Plan investments are mutual funds and the investment contract managed by Principal.  Principal is the custodian as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.  Participant loans are also considered party-in-interest transactions.  There were no fees paid by the Plan for the investment management services for the years ended December 31, 2008 and 2007.

Additionally, certain Plan investments are shares of Unit Corporation common stock.  These transactions represent investments in the Company and, therefore, qualify as party-in-interest transactions.  The fair value of this investment totaled $13,563,695 and $19,524,587 at December 31, 2008 and 2007, respectively.  Purchases and sales of Company common stock totaled $20,700,839 and $18,361,350 in 2008, respectively, and totaled $9,964,063 and $8,419,324 in 2007, respectively.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2008 and 2007

8.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of total investment income (loss) per the financial statements to the Form 5500 at December 31, 2007:

2007

Total investment income (loss) per the financial statements	$2,419,426
Add: prior year adjustment from fair value to contract value
for fully benefit-responsive investment contract	246,295
Total investment income (loss) per the Form 5500	$2,665,721

At December 31, 2008 and 2007, the investment contract is presented at contract value in both the financial statements and the Form 5500.

9.	Fair Value Measurements

FAS No. 157 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3).  The three levels of the fair value hierarchy under FAS No. 157 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

●	Quoted prices for similar assets or liabilities in active markets;

●	Quoted prices for identical or similar assets or liabilities in inactive markets;

●	Inputs other than quoted prices that are observable for the asset or liability;

●	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Unit Corporation
Employees' Thrift Plan
Notes to Financial Statements
December 31, 2008 and 2007

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Mutual funds	$22,352,592	$—	$—	$22,352,592
Common stock	13,563,695	—	—	13,563,695
Investment contract	—	—	7,797,567	7,797,567
Participant loans	—	—	208,427	208,427
	$35,916,287	$—	$8,005,994	$43,922,281

The following table sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2008:

	Level 3 Assets
	Year Ended December 31, 2008
	Investment Contract	Participant Loans
Balance, beginning of year	$5,421,852	$319,679	*
Realized gains (losses)	—	—
Unrealized gains (losses) related to instruments still
held at the reporting date	(125,037)	—
Purchases, sales, issuances and settlements (net)	2,500,752	(111,252)
Balance, end of year	$7,797,567	$208,427
 ___________
* Includes $316,819 of loans transferred to the Plan effective December 31, 2007 related to the merger of the LHD Employee Savings Trust Plan.

Unit Corporation
Employees' Thrift Plan
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2008

Participant Contributions Transferred Late to Plan	Total that Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP
$195,420			$195,420

In November 2008, the Company was late in submitting participant contributions to Principal.  The Company is working with Principal and the Department of Labor to complete the necessary actions of the Voluntary Fiduciary Correction program (VFCP) and will pay the Plan $134 in lost earnings and interest on June 30, 2009.  In addition to the $195,420 delinquent payment, there was a $2,816 delinquent payment for participant loan repayments.

Unit Corporation
Employees' Thrift Plan
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2008

(a)	(b)	(c)		(d)	(e)
	Identity of Issue, Borrower, Lessor,	Description of			Current
	or Similar Party	Investment	Shares	Cost	Value

	Capital Research and Management AM Fds
	Grth Fd of AM F3 Fund	Mutual Fund	25,727	$—	$519,681
	Columbus Circle Investors Large Cap Sel Fund	Mutual Fund	471,531	—	2,598,159
	Dodge & Cox Balanced International Stock
	Fund	Mutual Fund	63,397	—	1,388,401
	Dreyfus Bond Market Index Investor Fund	Mutual Fund	46,040	—	471,453
	Eaton Vance Large Cap Value A Fund	Mutual Fund	52,988	—	770,442
	Fidelity Adv Small Cap T Fund	Mutual Fund	52,873	—	886,680
	Goldman Sachs Assets Management MidCap
	Val Sel Fund	Mutual Fund	78,509	—	628,073
	Janus Adv Mid Cap Growth Sel Fund	Mutual Fund	7,884	—	178,495
	Mellon Equity Mid Cap Growth Sel Fund	Mutual Fund	122	—	708
	Neuberger & Berman Genesis Trust Fund	Mutual Fund	115,870	—	3,602,409
	Neuberger & Berman Partners Trust Fund	Mutual Fund	98,325	—	1,166,129
	PIMCO Total Return Fund	Mutual Fund	340,047	—	3,448,073
*	Principal Global Investors Lifetime Strategic
	Income Sel Fund	Mutual Fund	12,418	—	106,917
*	Principal Global Investors Lifetime 2010 Sel
	Fund	Mutual Fund	19,923	—	165,160
*	Principal Global Investors Lifetime 2020 Sel
	Fund	Mutual Fund	53,423	—	446,079
*	Principal Global Investors Lifetime 2030 Sel
	Fund	Mutual Fund	404,435	—	3,284,016
*	Principal Global Investors Lifetime 2040 Sel
	Fund	Mutual Fund	35,587	—	289,673
*	Principal Global Investors Lifetime 2050 Sel
	Fund	Mutual Fund	22,993	—	178,197
*	Principal Global Investors SmallCap Value Sel
	Fund	Mutual Fund	58,539	—	679,049
*	Principal Global Investors S&P 400 Index	Mutual Fund	79,868	—	681,276
*	Principal Global Investors S&P 500 Index	Mutual Fund	664	—	4,174
*	Principal Global Investors S&P 600 Index	Mutual Fund	82,235	—	859,348

*	Principal Fixed Income 401(A)/(K)	Guaranteed Investment	566,313	—	7,797,567
		Contract

*	Unit Corporation	Common Stock, $0.20	507,623	—	13,563,695
		par value
*	Participant loans	Interest rate of 6.00%	—	—	208,427
		through 10.25% with the
		final loan maturing
		in June 2012
	Total				$43,922,281

* Represents investments which qualify as party-in-interest as described in Note 1.

Column (d) cost information is not applicable for participant-directed investments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UNIT CORPORATION EMPLOYEES' THRIFT PLAN

Unit Corporation as Administrator of the Plan

By:  /s/ Mark E. Schell                                                                                               Date: June 26, 2009
Mark E. Schell
Senior Vice President,
General Counsel and Secretary

EXHIBIT INDEX

Exhibit Number

23.1	Consent of Independent Registered Public Accounting Firm